

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 6, 2022

Richard Medway
Chief Compliance Officer
S-Evergreen Holding LLC
11400 S.E. 6th Street, Suite 125
Bellevue, WA 98004

> **Re: S-Evergreen Holding LLC**
> **Registration Statement on Form S-1**
> **Filed December 22, 2021**
> **File No. 333-261850**

Dear Mr. Medway:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed December 22, 2021

Recent Developments, page 17

1.   Please revise your registration statement to provide context for the preliminary operating income and net income, including qualitative and quantitative disclosure, by providing estimates for other financial statement line items during the same period, such as operating expenses and material other expenses, that would balance your disclosure. As a related matter, please expand your narrative disclosure to provide additional context for the preliminary financial information and metrics. Your discussion should address whether or not trends evidenced in the preliminary financial results are consistent with the trends discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Preliminary Estimated Unaudited Financial Results ..., page 17

2. Please present with equal or greater prominence the comparable GAAP margin to "Adjusted EBITDA margin."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ta Tanisha Meadows at 202-551-3322 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Stacey Peikin at 202-551-6223 or Jennifer López Molina at 202-551- 3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services